SEC 1745  POTENTIAL  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(02-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




                                  UNITED STATES               OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION     OMB Number:
                                                              3235-0145
                             WASHINGTON, D.C. 20549           Expires: December
                                                              31, 2005
                                    SCHEDULE 13G              Estimated average
                                   (RULE 13D-102)             burden hours per
                                                              response. . 11



             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                            MIKOHN GAMING CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    59862K108
                                 (CUSIP Number)

                                  JULY 29, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]   Rule 13d-1(b)
   [X]   Rule 13d-1(c)
   [ ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  59862K108

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Potomac Capital Management LLC
              13-3984298

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [ ]
            (b)     [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY       6.   SHARED VOTING POWER
OWNED BY                639,100 shares of Common Stock
EACH
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        639,100 shares of Common Stock

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            639, 100 shares of Common Stock

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            4.9%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC; OO (Limited Liability Corporation)

 CUSIP NO.  59862K108

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Potomac Capital Management Inc.
            13-3984786

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [ ]
            (b)     [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    639,100 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        639,100 shares of Common Stock

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            639,100 shares of Common Stock

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            4.9%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC; CO

CUSIP NO. 59862K108

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Paul J. Solit

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [ ]
            (b)     [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    639,100 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        639,100 shares of Common Stock

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            639,100 shares of Common Stock

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            4.9%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN; HC

ITEM 1.
           (a)  NAME OF ISSUER

                Mikohn Gaming Corporation

           (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                920 Pilot Road, P.O. Box 98686
                Las Vegas, NV 89193-8686

ITEM 2.
           (a)  NAME OF PERSON FILING

                This statement is being filed by
                (i) Potomac Capital Management LLC;
                (ii) Potomac Capital Management Inc.; and
                (iii) Paul J. Solit

           (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                (i), (ii), and (iii)

                153 E. 53rd Street,
                26th Floor
                New York, New York 10022

           (c)  CITIZENSHIP

                (i) New York
                (ii) New York
                (iii) U.S.

           (d)   TITLE OF CLASS OF SECURITIES

                 Common Stock, par value $0.10 per share

           (e)   CUSIP NUMBER

                 59862K108

ITEM 3.    Not Applicable



ITEM 4.      OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

                  Potomac Capital Management LLC
                  Potomac Capital Management Inc.
                  Paul J. Solit

             (a)  AMOUNT BENEFICIALLY OWNED:    639,100 shares of Common Stock
             (b)  PERCENT OF CLASS:    4.9%
             (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                  (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE 0
                  (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE 639,100 shares of Common Stock.
                  (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                           0
                  (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF 639,100 shares of Common Stock.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

                 This Amendment to Schedule 13G is being filed to report that as of the date hereof, Potomac Capital Management LLC, Potomac Capital Management Inc., and Paul J. Solit, are not holders of greater than five percent of any class of securities of the Issuer and therefore are no longer obligated to file additional amendments with regard to those shares of the Issuer for which they may be deemed to be beneficial owners.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
             HOLDING COMPANY OR CONTROL PERSON

             See Exhibit A attached hereto.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not Applicable.

ITEM 10.     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 11th day of August, 2003




                                    POTOMAC CAPITAL MANAGEMENT LLC

                                    By:    /s/      Paul J. Solit
                                           -----------------------
                                           Paul J. Solit, Managing Member


                                    POTOMAC CAPITAL MANAGEMENT INC.

                                    By:    /s/     Paul J. Solit
                                           -----------------------
                                           Paul J. Solit, President



                                    PAUL J. SOLIT

                                    By:     /s/ Paul J. Solit
                                           -----------------------
                                            Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G Amendment:

Exhibit A       Identification  of entities  which acquired the shares which are the subject of this report on Schedule 13G Amendment

Exhibit B       Joint Filing  Agreement dated  August 11, 2003 among Potomac
                Capital  Management LLC, Potomac Capital  Management, Inc. and
                Paul J. Solit